FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 15, 2018

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the major resolutions of AUO 2018 Annual General Shareholders' Meeting” dated June 15, 2018.

2.	Taiwan Stock Exchange filing entitled, “To lift non-competition restrictions on Directors and their representatives at AUO 2018 Annual General Shareholders' Meeting” dated June 15, 2018.

Item 1

AU Optronics Corp.

June 15, 2018

English Language Summary

Subject: To announce the major resolutions of AUO 2018 Annual General Shareholders' Meeting

Regulation: Published pursuant to Article 4-18 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2018/06/15

Contents:

1.	Date of the shareholders' meeting:2018/06/15

2.	Important resolutions (1)profit distribution/deficit compensation:

Accepted the proposal for the distribution of 2017 earnings. The cash dividend is NT$1.5 per share.

3.	Important resolutions (2)amendments of the coporat charter :No.

4.	Important resolutions (3)business report and financial statements:

Accepted 2017 Business Report and Financial Statements

5.	Important resolutions (4)elections of board of directors and supervisors:No.

6.	Important resolutions (5)other proposals:

(1)	Approved issuance of new common shares for cash to sponsor issuance of the overseas depositary shares and/or issuance of new common shares for cash in public offering and/or issuance of new common shares for cash in private placement and/or issuance of overseas or domestic convertible bonds in private placement

(2)	Approved to lift non-competition restrictions on directors and their representatives.

7.	Any other matters that need to be specified:No.

Item 2

AU Optronics Corp.

June 15, 2018

English Language Summary

Subject: To lift non-competition restrictions on Directors and their representatives at AUO 2018 Annual General Shareholders' Meeting

Regulation: Published pursuant to Article 4-21 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2018/06/15

Contents:

1.	Date of the shareholders' meeting resolution:2018/06/15

2.	Name and title of the director with permission to engage in competitive conduct:

(1)	Chairman：Shuang-Lang(Paul) Peng

(2)	Director:Qisda Corporation

(3)	Representative of Qisda Corporation：Peter Chen

(4)	Representative of BenQ Foundation：Kuo-Hsin (Michael) Tsai

(5)	Independent Director：Chin-Bing(Philip) Peng

(6)	Independent Director：Vivien Huey-Juan Hsieh

(7)	Independent Director：Yen-Shiang Shih

3.	Items of competitive conduct in which the director is permitted to engage:

(1)	Shuang-Lang (Paul) Peng：

- Director, Qisda Corporation

- Director, Darwin Precisions Corporation

(2)	Qisda Corporation

- Director, DFI Inc.

- Director, Alpha Networks Inc.

(3)	Peter Chen, Representative of Qisda Corporation：

- Chairman, DFI Inc.

- Director, Alpha Networks Inc.

(4)	Kuo-Hsin (Michael) Tsai, Representative of BenQ Foundation：

- Director, Lextar Electronics Corporation

- Director, Daxin Materials Corporation

- Director, AUO Crystal Corporation

(5)	Chin-Bing(Philip) Peng：

- Independent Director, Apacer Technology Inc.

- Director, Wistron Corporation

(6)	Vivien Huey-Juan Hsieh：

- Independent Director, Darwin Precisions Corporation

- Independent Director, Apacer Technology Inc.

(7)	Yen-Shiang Shih：

- Independent Director, CTCI Corporation

4.	Period of permission to engage in the competitive conduct:

Within the period of serving as Director of the Company.

5.	Circumstances of the resolution (please describe the results of the voting under Article 209 of the Company Act):

The resolution was adopted by a majority of the shareholders presented at the general meeting who represented two-thirds or more of the total number of the Company's outstanding shares.

6.	If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the director (if it is not business of a mainland China area enterprise, please enter "not applicable" below): not applicable.

7.	Company name of the mainland China area enterprise and the director's position in the enterprise:not applicable.

8.	Address of the mainland China area enterprise: not applicable

9.	Business items of the mainland China area enterprise: not applicable

10.	Degree of effect on the Company's finances and business: No.

11.	If the director has invested in the mainland China area enterprise, the monetary amount of the director's investment and the director's shareholding ratio:not applicable.

12.	Any other matters that need to be specified:No.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: June 15, 2018	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer